April 8, 2026

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Galectin Therapeutics Inc. Registration Statement on Form S-3 File No. 333-294782 Filed March 31, 2026

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Galectin Therapeutics Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to April 10, 2026 at 4:00 p.m., Eastern Time, or as soon as thereafter practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Securities Act.

Please call Brian Lee of Dentons US LLP at (212) 768-6926 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

GALECTIN THERAPEUTICS INC.

/s/ Jack W. Callicutt
Jack W. Callicutt
Chief Financial Officer

cc:	Brian Lee, Dentons US LLP